EXHIBIT 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
Fidelity & Guaranty Life Assignment, LLC	Maryland
Fidelity & Guaranty Life Brokerage, Inc.	Maryland
Fidelity & Guaranty Life Insurance Agency, Inc.	Maryland
Fidelity & Guaranty Securities Corp.	Delaware
F&G Life Re Ltd.	Bermuda
Specialty Lending Company LLC	Delaware
Fidelity & Guaranty Life Insurance Company of New York	New York
Raven Reinsurance Company	Vermont
Fidelity & Guaranty Life Mortgage Trust 2018-1	Delaware